**December 17, 2018**

**FORM C**
**Up to $534,999.60**

**The FanCompete LLC**
**Units**

       This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The FanCompete LLC., a <u>Delaware LLC</u> (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Common Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $300,000.00 and up $534,999.60 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $30,000.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

       The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

       The Offering is being made through FundMe.Com, Inc. (the "Intermediary"). The Intermediary will be entitled to receive 5% of the offering proceeds related to the purchase and sale of the Securities and 2% of the issued securities.

|  | PRICE TO PURCHASERS | SERVICE FEES AND COMMISSIONS | NET PROCEEDS |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $502.20 | $25.11 | $477.09 |
| **Aggregate Target Offering Amount** | $300,000 | $15,000 | $285,000 |
| **Aggregate Maximum Offering Amount** | $534,999.60 | $26,750 | 508,250 |

       **A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the**

**Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The United States Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the United States Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website [www.FanCompete.com](www.FanCompete.com) no later than one hundred twenty (120) days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is _January 3, 2019_____

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

**6.** Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES.  THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS.  THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP.  AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE.  THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.  SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.  NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.  INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

### *Forward-Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions,* *expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than October 31, 2019.

Once posted, the annual report may be found on the Company's website: www.FanComete.com.

The Company must continue to comply with the ongoing reporting requirements until:

> **1.** the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

> **2.** the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

> **3.** the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.  This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**This is an example of the format your business plan and explanation should have - any graphics shown on the portal, (graphs Table charts, etc.) need to be placed at the end of this document as exhibits.**


**Table of Contents**

**SUMMARY**

The FanCompete is a Sports Media company that provides an engaging and high energy experience to the viewership of Sports. This experience can be in a commercial setting, such as a sports bar, restaurant, hotel or stadium, or can be in a residential location such as a home or on a college campus.  FanCompete enhances the experience of sports by delivering more ways for the fan to benefit.   From the interactive game play of the smartphone app, to the 15 mins. of fame, to winning prizes, etc. And as the fan benefits, the businesses of sports benefits from increased TV viewership & attendance resulting in advertising revenue.

**The Business**

**Situation:** Professional sports is experiencing a decline in TV viewership and live attendance.  The number of options and potential distractions to dilute a fan's consumption has never been greater and is not likely to subside anytime soon.

**Problem:**  Under today's standards and expectations, there is too little energy and too little engagement to grab and keep fans involved.  And there's too much time *waiting-for-something-to-happen*.  A typical football game has 60 minutes of commercials, 120 minutes of waiting/downtime and approximately 12 minutes (or 6%) of action.  Today's fans demand more than a "sit and watch experience" and with the options before them, will continue to have their loyalty to any given sport tested on a regular basis.

**Implications:**  Reduced TV viewership and live attendance translates into less revenue.  And once a fan is lost, it will be very hard to get them back.

**Solution:**  *FanCompete* is a high energy and extremely engaging experience that takes the Fan and makes them a Player.   They are now a part of the game, a part of the action.  They are competing.

There are two parts to *FanCompete*:

**Second Screen Experience:** Fans are playing a game on their smartphone while watching a live game.  They are predicting: who wins the game, each quarter's score, the outcome of the kickoff, the type of play, extra point, field goals, punts, challenge the call, etc.

**Broadcast Integration:** The live broadcast, which has been a passive part of the fan's viewing involvement in the past, is now an integral part of the experience.  When there is action in the sporting event, the TV screen shows 100% the game.  When there is no action, the TV is divided into three zones: the TV broadcast (in its natural proportions), the fans' scores, and a zone that adds additional engagement to the experience.  This zone will show social media posts (Twitter, Instagram, etc.) from the fans, advertising, prize opportunities, gamification, interaction, charitable opportunities, sports bar promotions, etc.  As part of the experience, feeding competitive nature, fans will see their names on the TV and where they rank compared to their friends or other competitors.

Now, whether or not a good matchup or competitive game, the fans will be more energized and engaged - - the entire game and season - -

Revenue:

There are five possible revenue streams.
1) Advertising
2) Affiliate Marketing
3) Data Sales
4) Subscription
5) Gambling

**Advertising**: this will be the first and possibly the largest form of revenue. The Advertising that FanCompete will be using will be programmatic ads.  These will be targeted to the demographics of the fans playing FanCompete.  Fans will be a part of leagues, much like Fantasy Sports.  We will know their gender, age range, where they live, and where they are playing FanCompete.

There are three time-frames during a game: 1) Action: the game/play/competition is happening.  2) Non-Action: TV commercial 3) Non-Action: after the last action/play before the next action/play. During 3) Non-Action, the TV will be divided into three zones.  The TV broadcast will be pushed to the upper left-hand corner of the TV screen, keeping its aspect ratios, occupying approx. 40% of the TV screen.  A vertical zone will be created on the right, and a horizontal zone on the bottom.

The vertical zone on the right will be where the targeted advertising will be displayed.

Note: In a typical football game, there are 12 mins. of action/competition, 60 mins. of commercials, and 120 mins. of in-between time/waiting for the next play/competition.

During the Non-Action 120 mins. the programmatic ads will be displayed.  The length of ads can vary, as FanCompete is not locked into the typical 30, 45, 60, 90 sec ads that broadcast TV is.  Fox tested 6 second ads during the 2017 football season, and there were an ½ second and 1 second Super Bowl ads.

There are 7,200 seconds (120 mins. X 60 seconds) for this Non-Action time.  Using 10 second ads, this would equate to 720 advertising time slots.  Approx. 10% of these ad slots will be for charity or for the venue's own promotion. The remaining 90% will be for programmatic ads, approx. 650 ads.

**Affiliate Marketing**: This is where on the smartphone, the fan can make a purchase of a team's hat, jersey, etc. thru an Affiliate Marketing company. The Affiliate Marketing company takes care of fulfilling the purchase, returns, payments, etc. For this, FanCompete would receive approx. 8% of the purchase price.

**Data Sales:** The info that FanCompete will have on its customers would be of value not only to FanCompete, but to other companies wanting to market to them. With the ongoing concern of Internet privacy, this is not an area that we are going to pursue initially. Maybe at a later time, but not a priority at this time.

**Subscription:** Sports bars, hotels and other commercial venues, there could be a monthly subscription charged to have FanCompete in their establishment. Initially, this could be a barrier to entry for the establishment and could impede FanCompete's growth. Once FanCompete has scaled in size, Subscription will be looked at again as a possible revenue stream.

**Gambling:** With the passage of online gambling this year, this would be either our largest or second largest revenue stream. We will monitor what is happening across the various states regarding regulations, and work to dimension how gambling would work on FanCompete.

## Competition:

**Fantasy Sports Players:** (59,000,000)

Fantasy Sports is both a competitor of FanCompete, and also a Target Market.

There are two types of Fantasy: DFS (Daily Fantasy Sports) and Seasonal Fantasy. Being a part of a league is a real attraction, competing against friends, and winning are key attributes.

FanCompete features that Fantasy does not have:

1) Many more ways for the fan to be a winner (typically, Fantasy has only one winner) With FanCompete, the fan can be the top point winner in a number of different ways: Example: Football. They can be the top point winner for: Total

Points for each quarter, each half, for the game.  They can be the top point winner for:  Call the Play, Kickoff, Punt, Field Goal)

2) With more ways to win, they can thus win more prizes

3) FanCompete is played LIVE.  Fantasy you don't have to watch the game to compete.

4) A FanCompete fan has more control over the outcome of their competition, as they are playing vs. what their athlete on their Fantasy team is doing.  The difference is in Fantasy, you are more of a coach, in FanCompete you are the PLAYER.

5) More energy, as with FanCompete, you are playing during the live game

6) More engagement, as it's live, and EVERY play is important

7) FanCompete fans can see their name up on the TV.  Fantastic 15 mins. of Fame.


**Video Gamers**  (185,000,000)

Video Gamers is also both a competitor of FanCompete and a Target Market.

3 out of the top 10 Video Games are Sports

1) Many more ways for the fan to be a winner (typically, Video Gamers has only one winner).  With FanCompete, the fan can be the top point winner in a number of different ways:  Example:  Football.  They can be the top point winner for:  Total Points for each quarter, each half, for the game.  They can be the top point winner for:  Call the Play, Kickoff, Punt, Field Goal)

2) With more ways to win, they can thus win more prizes

3) FanCompete is played LIVE.  Video Gamers don't play against a real game Live.  They can play in MMO which is live.

4) More energy, as with FanCompete, you are playing during the live game

5) More engagement, as it's live, and EVERY play is important

6) FanCompete fans can see their name up on the TV.  Fantastic 15 mins. of Fame.


**Mobile Gamers**  (165,000,000)

This segment is very fractured.  Depending on the game depends on how many key attributes it has. There are some games in this space in sports, but the energy and engagement are lacking compared to FanCompete.  This segment is not that much of a concern to FanCompete.

**Target Market:**

| | |
|---:|:---|
| 150,000,000 | Adult sports fans that follow an average of 3 sports |
| 59,000,000 | Fantasy sports players |
| 85,000,000 | ESPN subscribers |
| 59,000,000 | Xbox subscribers (30,000,000 - plus owners) |
| 34,000,000 | PlayStation subscribers (60,000,000 - plus owners) |
| 25,000,000 | DirecTV subscribers |
| 18,000,000 | College Students (undergrads) |
| 52,000,000 | Alumni |
| 115 | Fraternities with 10,000 Chapters |
| 22,500 | Sports Bars |
| 400 | Stadiums |

**The Offering**

| | |
|---|---|
| **Target Amount of Units being offered** | 111,111 |
| **Total Units outstanding after Offering (if target amount reached)** | 1,111,111 |
| **Maximum Amount of Units being offered** | 198,148 |
| **Total Units outstanding after Offering (if maximum amount reached)** | 1,198,148 |
| **Purchase price per Unit** | $2.70 |
| **Minimum Investment amount per Investor** | $502.20 |
| **Offering Deadline** | March 31, 2019 |
| **Use of Proceeds** | See page 42 |
| **Voting Rights** | See page 45 |

**RISK FACTORS**

These are the principal risks that relate to the company and its business:

- We have no operating history upon which we can be evaluated as a company.

- We have no customers at this time. No Sports Bars, Fraternities, Stadiums, etc.

- We have no partnerships with other companies or distributors.

- There are many companies out there who have games that can be played on a smartphone, Xbox, PlayStation and such. They have established clients, experience, positive cash flow, market share and known to people that play games.

- Investments in startups including any investment in The FanCompete LLC involve a high degree of risk. Financial and operating risks confronting startups are significant and we are not immune to such risks. The sports gaming is highly competitive; the number of startups that will survive as a going-concern will be small. Startups generally fail as the result of operational error in one, or a combination of the following areas: financing, management, product development and marketing. Startups generally exhaust their funding and are unable to find additional funding to sustain operations.

- The FanCompete LLC requires the proceeds from this offering to launch. Our ability to continue as a going concern is wholly dependent upon the completion of this and any subsequent Offering that may be deemed necessary.  Taking into account the proceeds from this Offering, we will still be required to raise additional capital within twelve (12) months to fund our operations.  We have no committed sources of additional capital and our access to capital funding is perpetually uncertain.   There is no assurance that additional equity or debt financing will be available to us when needed.  In the event that we are unable to secure financing, we may cease operations entirely.

- We have previously sold $100,000.00 in common shares to Friends and Family.  There is no guarantee that any additional moneys can be raised thru this source.

- We are conducting this Offering on a best-efforts basis; accordingly, there can be no assurance that we will raise more than the target offering amount and the target offering amount will not be sufficient to continue our operations in the immediate future.   Once The FanCompete LLC reaches the target offering amount of $300,000.00 and conducts the First Closing, there will be no obligation for The FanCompete LLC to return any investment funds even though no funds in excess of the target offering amount may have been raised.   The target offering amount may be insufficient to cover expenses associated with the Offering and to fund the Company's operations for any period of time in the immediate future.  Even if we receive funds in excess of the target offering, or equal to the maximum offering, it may not be sufficient to meet our working capital needs beyond ninety (180) days.

- We may be forced to cease operations or dissolve the company due to any number of reasons, including fluctuation in the value of currencies, failure to establish, maintain or capitalize on commercial relationships.  If we dissolve the company, Investors will likely lose all of their investment.

- Operational capital, when not in use, may be invested into securities, derivatives, futures, forwards, perpetuals, contracts or other financial instruments in an attempt to make a return.   If the instruments lose value or become illiquid, it could materially and negatively impact our financial position and we may be unable to continue operations.

- Assets held in the form of securities, fiat currencies, cryptocurrency or other instruments may lose value or become illiquid.  This may materially change the valuation of the company and impact its ability to pay employees and vendors and ultimately continue as a going concern.

- Investors may lack information for monitoring their investment.   Investors may not be able to obtain desired information regarding The FanCompete LLC on a timely basis or at all.   It is possible that Investors may not be made aware of material adverse changes that have occurred with respect to their investments in a timely basis or at all.   Information pertaining to the work product and services provisioned by Digital Goals, Inc. is of a highly technical nature and may not easily or routinely be communicated to Investors.

- Technological issues including, but not limited to those caused by software, hardware, communications infrastructure or human intervention may cause the technology developed by us to cease functioning which would have a detrimental impact on our ability to develop future business or sustain any current business that may exist at the time of issue occurrence.

- The continued operation of The FanCompete LLC is reliant on the continued availability of certain key stakeholders, namely John Senew, Jim Cassidy, Troy Skablund, Rick McEwen as well as certain vendors and developers; the identities of which or who may be unknown.

- The FanCompete LLC has limited ability to segregate duties as would be required by modern corporate governance best-practices.  Because of limited resources, the Company's administrative staff is of a contractual variety, and there is little to no segregation of duties among the persons responsible for disclosure, bookkeeping, and financial accounting.

- The FanCompete LLC has a patent pending and will not know of the final determination of this for 3 – 9 mos. We may unintentionally infringe upon the intellectual property of a well-funded competitor which may carry the financial burden of legal fees and penalties which could cause the company to cease operations.

- Sports Gaming is a rapidly changing industry. Many unknowns, including any changes in government regulations, changes in media companies, or new competitors with unforeseen competitive advantages.


- Neither The FanCompete LLC.m  our common stock, or any person, agent or entity affiliated with the Company has been "endorsed by," "approved by," or represents himself, herself or itself to act on behalf of, or as a representative or agent of the United States, or any other government.


**Risks Related to the Company's Business and Industry**

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success.  These demands may require us to hire additional personnel and will require our existing

management personnel to develop additional expertise.  We face intense competition for personnel.  The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates.  If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.  Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The development and commercialization of our services is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future.  Our competitors include major companies worldwide.  Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services.  These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.  Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.  Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our Institute will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources.  If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs.  If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents.  Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We plan to implement new lines of business or offer new products and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.  In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources.  Initial timetables for the introduction and development of new

lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible.  We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance.  As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases.  As a result, our business, financial condition or results of operations may be adversely affected.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on John Senew, Jim Cassidy, Troy Skabelund, Rick McEwen.  The Company has or intends to enter into employment agreements with John Senew, Jim Cassidy, Troy Skabelund, Rick McEwen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time.  The loss of John Senew, Jim Cassidy, Troy Skabelund, Rick McEwen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including patents, trademarks, copyrights, and licenses in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage.  In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.  In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons or countries may require compulsory licensing of our intellectual property.  Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.  We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.  There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important.  The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.  In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits.  Also, these third parties may assert claims against us with or without provocation.  These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages; including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Our management team has limited experience in the blockchain arena, and has not managed a business with similar risks and challenges specific to our business.***
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

***The Company intends to use the proceeds from the Offering to engage in various aspects of the sports gaming industry.***
The net proceeds from this Offering will be used for the purposes which our management deems to be in our best interest in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm

the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

***The development and commercialization of our services is highly competitive.***
We face competition with respect to any services that we may seek to provide in the future.  Our competitors include major private companies worldwide.  Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development, and thus may be better equipped than us to develop and commercialize our technologies.  These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.  Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.  Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on a single or a limited number of service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources.  If production or service was interrupted and we were not able to find alternate third-party providers, we could experience significant disruptions in our process.  If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents.  Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation, customer relationships and business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire.  Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity.  If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers.  These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We may collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/ operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information through encryption technology and utilization of "cold wallets" to protect key, confidential information. The expenses associated with protecting our information could increase our operating expenses and reduce our margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyberattacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, including fluctuations in the price of cryptocurrency, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations, which can adversely affect our results.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the United States International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, and disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to conduct operations.***

Our ability to implement and provide our applications and services depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increase our vulnerability to problems with technology and service those vendors provide.  If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers.  Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap.  If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses.  Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services.   Similarly, suppliers have operating risks that could impact our business.  These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets.  As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance.  Product development requires substantial investments for research, refinement, and testing.   We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products.   We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications.   Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***The services we provide are based on advanced technology, and we need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero (0) day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.  A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyberattacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely impacted.***

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure.  As a result, we will need to continue to improve and expand our infrastructure and related software capabilities.  These improvements may require greater levels of spending than we have experienced in the past.  Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively impact our reputation and ability to attract and retain customers and contributors.  We may face significant delays in introducing new services, products and enhancements.  If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed.  In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

***We depend on the growth and adoption of blockchain technology.***

The Company's business plan depends upon the growth and adoption of blockchain technology.  If industry participants determine that blockchain is not an effective protocol, due to security or other risks, or if another technology emerges which is superior to blockchain, then it is highly likely that the Company will cease to be viable.

***We could be in a cryptocurrency bubble.***

The market prices of BTC and certain other cryptocurrencies have been subject to extreme fluctuations and recently have appreciated rapidly.  Some market participants believe that there is a cryptocurrency speculative bubble that could burst, leading to a dramatic fall in prices.  If such a collapse occurs, the value of the Company would fall accordingly and the resultant loss of confidence could lead to a lack of interest in and eventual demise of the Company.

***Regulators could shut down the market or the Company.***

The regulatory environment related to cryptocurrency is nascent and emerging.  At present, the Company believes it can conduct its operations without material regulatory interference.  However, it is possible that one or more federal, state, or local regulatory agencies could determine that activities of the Company or blockchain technologies generally should be regulated, curtailed, or prohibited.  The direct and indirect costs of such a determination could prove fatal for the Company, which operates with low margins in a highly competitive global market.

**Technology obsolescence could undermine the Company's activities.**
Blockchain technology services can be a computationally intensive process that utilizes specialized equipment that is continually being upgraded by newer, more efficient technology.  The Company's investment in equipment to enable its mining operation may prove to be an unprofitable investment depending on the timing of the obsolescence of its equipment, the cost of power, air conditioning, space, and network connectivity.

**Wallet security is a unique and significant risk for the Company.**
The Company services may include the development or use of a digital wallet either online (hot wallet) or offline.  If the credentials to the digital wallet are lost or stolen, the cryptocurrency is not recoverable and would be lost by the Company.  As such, the Company is significantly exposed to the risk that credentials go missing or are stolen.

**Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of blockchain in a manner that adversely affects an investment in the Securities.**
Until recently, little or no regulatory attention has been directed toward blockchain technologies by United States federal and state governments, foreign governments and selfregulatory agencies.  As blockchain technology and cryptocurrency have grown in popularity and in market size, the United States Congress and certain United States agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network and other blockchain technologies, blockchain users and the various cryptocurrency exchange markets.  Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin and other cryptocurrency.  Additionally, a United States federal magistrate judge in the United States District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion.  There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate.  Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over cryptocurrency network or cryptocurrency trading and ownership.

**To date, we have generated little or no revenue, do not foresee generating any revenue in the immediate future and therefore rely on external financing.**
While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations.  We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our anticipated operations) that, if only the Target Amount is raised in this Offering, it will be insufficient to allow us to commence operations.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, engage in mining operations and software engineering projects.

- The cost of maintaining or expanding our operations;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition; and

- The costs of filing, prosecuting, defending and enforcing any legal claims and/or intellectual property rights.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.  If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities.  Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***We may face potential difficulties in obtaining capital.***
We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our company, the anticipated assets of the Company, the blockchain industry and present and future market conditions.  We will require additional funds to execute our business strategy and conduct our operations.  If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our prospective business activities, which could materially harm our business, financial condition and results of operations.

***There is currently no public market for our Common Stock.  Failure to develop or maintain a trading market could negatively affect the value of our Common Stock and make it difficult or impossible for you to sell your Common Stock.***
Prior to this Offering, there has been no public market for our Common Stock and a public market for our Common Stock may not develop after completion of this Offering.  We do not expect to ever have a public market for the Common Stock.

There can be no assurance as to the liquidity of any markets that may develop for our Common Stock, the ability of holders of Common Stock to sell their Common Stock, or the prices at which holders may be able to sell our common stock.

***We have not prepared any 2018 audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities for 2018 on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to a wide range of taxes and fees, such as income, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and potentially in foreign jurisdictions.***
Significant judgment is required in determining our provision for taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***There is an absence of a merit review of this Offering.***
No state or federal authority has reviewed the accuracy or adequacy of the information contained herein nor has any regulatory authority made a merit review of the offering or the terms of the Common Stock. Therefore, you must judge for yourself the adequacies of the disclosures, the pricing and fairness of the terms of the offering. This Offering is being made in reliance on an exemption from registration contained in the Securities Act and the rules and regulations thereunder, and on similar exemptions from the qualification provisions of applicable state securities laws. You must also recognize that they do not necessarily have any of the protections afforded by applicable federal and state securities laws as may be provided in registered and/or qualified offerings and therefore must judge the fairness of the terms of this

Subscription and the adequacy and accuracy of the Memorandum without the benefit of prior review by any regulatory agency.

### *This Offering is not Registered.*

The offerings of the Common Stock will not be registered with the SEC under the Securities Act or with the securities authorities of any state.  The Common Stock is being offered in reliance on exemptions from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to prospective Investors meeting the prospective investor suitability requirements set forth herein.  If the Company should fail to comply with the requirements of such exemptions, prospective purchasers may have the right to rescind their purchase of the Common Stock, as applicable.  This might also occur under the applicable state securities laws and regulations in states where the Common Stock will be sold without registration or qualification pursuant to a private offering or other exemption.  If a number of the Investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Common Stock by the remaining Investors.  Such event would have a material adverse effect on the Company.

### *No Representation of Investors.*

Each of the Investors acknowledges and agrees that counsel for the Company does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Investors in any respect.

### *Maintaining, extending and expanding our reputation and brand image are essential to our business success.*

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image.  It could also lead to stricter regulations and greater scrutiny of marketing practices.  Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands.  Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment.  We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.  Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.  If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***We depend upon consultants, contractors and other sources of services.***
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network.  Our relationships with established and emerging designers have been a significant contributor to our past success.  Our ability to find qualified contractors in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States.  Our procurement of services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade.  In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers.  All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

***Government regulation is evolving and unfavorable changes could harm our business.***
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, ecommerce, electronic devices, and other services.  Existing and future laws and regulations may impede our growth.  These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems.  It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, ecommerce, digital content, and web services.  Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs.  Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

***Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.***
Our business is subject to a wide array of laws and regulations.  The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives.  If we fail to

comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

***We are subject to rapid technological change and dependence on new product development.***

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.***
We may face pricing pressure in obtaining and retaining our clients.  Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes.  They may also reduce services if they decide to move services in-house.  On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client.  This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business.  Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees.  Terms are generally renegotiated prior to the end of a contract's term.  If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties.  These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications.  If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed.  In addition, we exercise limited control over our third party vendors, which increase our vulnerability to problems with technology and service those vendors provide.  If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.***
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable.  The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging.  Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require.  For example, a vendor

may provide us with a defective component that failed under certain heavy use applications.  As a result, our product would need to be repaired.  The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects.  New flaws or limitations in our products may be detected in the future.  Part of our strategy is to bring new products to market quickly, and first- generation products may have a higher likelihood of containing undetected flaws.  If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged.  Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products.  If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed.  In addition, we may be subject to product liability claims for a defective product.  Any of the foregoing could have an adverse effect on our business and results of operations.

**Risks Related to the Securities**

***The Class A Common Stock will not be freely tradable until one year from the initial purchase date.  Although the Class A Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment.  There is not now and likely will not be a public market for the Class A Common Stock.  Because the Class A Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.  It is not currently contemplated that registration under the Securities Act or other securities laws will be affected.  Limitations on the transfer of the Class A Common Stock may also adversely affect the price that you might be able to obtain for the Class A Common Stock in a private sale.  Purchasers should be aware of the long-term nature of their investment in the Company.  Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company.  The Company also has relied on exemptions from securities registration requirements under applicable state securities laws.  Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.  Prospective investors must therefore assess the adequacy of

disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment.***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.  For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of our officers.***
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

***A majority of the Company is owned by a small number of owners.***
90% of the Company is presently owned by John Senew.  Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies.  Some of these persons may have interests that are different from yours.  For example, these owners may support proposals and actions with which you may disagree.  The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company.  In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein.  This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached.  Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein.  Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***Your ownership of the shares of stock will be subject to dilution.***
Owners of Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, Purchasers could be unable to sell their Securities, unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

***Our organizational documents and Delaware law contain provisions that could have the effect of delaying, preventing or rendering more difficult an acquisition of the Company if such acquisition is deemed undesirable by the Company's board of directors.***

Our organizational documents include provisions that could prevent or deter a potential sale or acquisition of the Company.  In addition, these provisions, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in the Company's management.  As a Wyoming corporation, the Company is also subject to provisions of Wyoming law, which prevents some shareholders holding more than a certain percentage of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of the Company's outstanding common stock.   Any provision of our organizational documents or law **Delaware** that has the effect of delaying or deterring a change in control could limit the opportunity for the Company's shareholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for the Company's common stock.  Please see the section of this Form C entitled "The Offering and the Securities--The Securities" for more detailed information on these provisions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.  It is not possible to foresee all risks that may affect us.   Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.   Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.  ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.  THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

### Forward-Looking Statements

The Private Placement Memorandum contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business.   The forward-looking statements included herein are based on current expectations and assumptions that involve numerous risks and uncertainties. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate.  As a result, there can be no assurance that the forward-looking statements included in the Private Placement

Memorandum shall prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other entity that the objectives and plans for the Company shall be achieved.

## BUSINESS

### Description of the Business

The FanCompete provides a high energy and engaging experience to the TV viewing experience of sports. Through the use of an application on a device (smartphone, tablet, laptop, computer, other) the TV viewer (fan) plays a game while watching a sporting event. The fan's game is predictive. 1) who wins this game, 2) what is the score for each team for each period of play, 3) what is the outcome of this play/pitch/possession/race/etc.

During the action in the sporting event, the TV will display the game which will occupy 100% of the TV screen. When there is no action/play/etc., the TV will be divided into three zones.

Zone 1 will be the network broadcast of the game, kept in it's natural aspect ratios. It will be pushed towards the upper left-hand corner of the TV screen, occupying 2/3 of the TV screen.

Zone 2 will be a vertical pane on the right-hand of the TV screen, occupying the space left by the network broadcast being pushed left. Zone 2 will have advertising, gamification, charity, promotions, etc.

Zone 3 will be a horizontal pane on the bottom of the TV screen, occupying the space left when the network broadcast was pushed up. It will occupy 100% of the TV screen's width. In this space will be the scores of the TV viewer/fans that are playing the predictive game on their smartphone/tablet/laptop/etc. It will show the viewer/fans scores and rankings.

The FanCompete operating strategy will be to target Sports Bars, College Campuses, Social Groups and Fantasy Sports players. It will increase the TV viewership, resulting in increased revenues for sports bars, sports leagues, TV networks, advertisers and other business that interface with broadcast sports. The company The FanCompete LLC will have revenues from our own advertising, affiliate marketing, subscription, data and gambling.

Initially, The FanCompete will be offered for the five major sports:  football, baseball, hockey, soccer and basketball. Addition sports will follow, such as; golf, tennis, lacrosse, motorsports, Olympics, X-Games, etc.

Our resources include the experience, industry relationships and specific expertise of our management team, our Partner Companies and our Advisory Board.

Our goal is to become the premier sports/media game provider for the TV viewing audience/fan. We believe that our focus on this industry allows us to capitalize rapidly on new opportunities and to attract and develop leading Partner Companies.

**Intellectual Property:**

Patent Pending thru:

Kunzler Law Group
50 W. Broadway
SLC, UT  84101
Application Number:  15/611,562

**Government/Regulatory Approval and Compliance**

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

**Litigation**

None.

**Other**

The Company's principal address is 12347 Ross Creek Drive, Kamas, UT. 84036

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Target Amount and Maximum Amount are raised.

|  | TARGET OFFERING AMOUNT SOLD | MAX OFFERING AMOUNT SOLD |
|---|---|---|
| **Total Proceeds** | **$300,000.00** | **$534,999.60** |
| **Less Offering Expenses** | | |
| **CrowdEngine Fee (5% total fee)** | $15,000.00 | $25,750.00 |
| **Net Proceeds** | **$285,000.00** | **$508,250.00** |

| USE OF NET PROCEEDS | TARGET OFFERING AMOUNT SOLD | MAX OFFERING AMOUNT SOLD |
|---|---|---|
| **Media Distribution** | $40,000.00 | $50,000.00 |
| **Software Engineering** | $20,000.00 | $40,000.00 |
| **Operations** | $60,000.00 | $60,000.00 |
| **User Interface** | $2,000.00 | $5,000.00 |
| **Legal and Advisory** | $7,000.00 | $7,000.00 |
| **Marketing** | $70,000.00 | $180,000.00 |
| **Accounting** | $4,000.00 | $4,250.00 |
| **Salaries and Benefits** | $50,000.00 | $100,000.00 |
| **Travel, Lodging & Meals** | $20,000.00 | $40,000.00 |
| **Working Capital** | $12,000.00 | $20,000.00 |

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Team**

We look for experienced professionals with a passion for excellence who believes in the power of integrity.  We have chosen each team member for their ability to develop strong ties with one another and with the Sports Media using the foundation of their passion for technology, sports, gaming and ethics to create a persistent and transparent dialogue.

**Officers and Directors**

John Senew.  Founder & CEO

John Senew began his career at Arthur D. Little (ADL) a world-renowned think-tank in the sciences, and has been an award-winning sales and marketing professional at four different Fortune 500 companies.

Mr. Senew is first and foremost a seasoned, creative professional, developing products and solutions both in and out of corporate America. From turning around a $1.1 Billion dollar department to steering corporate growth beyond established goals and objectives, he executes and delivers results.

The major premises that underlie his development of innovative ideas is the fact that people do things for two reasons: to solve a problem, and for entertainment. The bigger the problem, the bigger and better the solution.

Highly driven, motivated and with strong analytic abilities, he is a strategic thinker, always seeking ways to develop and monetize new markets. He is known for tackling and solving large problems, which has led to key appointments in high profile projects that resulted in major breakthroughs, to creating products and services that are now used nationwide by millions of consumers.

Prior Employers: ADL, Citibank, Merrill Lynch, Olin Corp. & PNC Bank

<u>Rick McEwen - CTO</u>

Senior Software Developer with comprehensive skill set including development in .NET, Python, and Web Technologies (HTML/DHTML, Javascript, ASP.NET, AJAX, JSON, AngulatJS).

• Proficient in database design and programming including SQL and No-SQL databases.

Ebix Corp. - SENIOR SOFTWARE DEVELOPER

Designed and developed web-based life insurance illustration software applications. Managed back-end databases for web applications used internally and sold to customers. Specific projects include several browser-based front ends for illustration software, customer application to manage online users and gather statistics, bug tracking and task management application, and numerous internal tools. Took part in all phases of software development life-cycle, including design, development, testing, and deployment.

Microlab Inc. - SUPERVISOR TECHNICAL SUPPORT SPECIALIST

Supervised team providing service and support for personal computer systems, software, networks, printers, and peripherals in over 100 remote locations.

IBM US Marketing and Services.

Lead team of field engineers providing service and support for IBM and non-IBM mid-range and personal computer systems, networks, printers, and peripherals. Responsibilities include managing territory operations, training new employees, and providing technical support to both customers and co-workers


<u>Troy Skabelund -  CFO</u>

Proven leadership, skill, and experience in financial system design & implementation, accounting, operational finance, strategic planning, forecasting, financial analysis, financial reporting, project accounting, capital management, cash flow, investor relations, industry reporting & compliance, M&A.

Former CFO at VER (reporting directly to the CEO), one of the world's largest production equipment rental providers servicing the television & cinema, music, live broadcast, and corporate markets.

Previously CFO at Starburns Industries (reporting directly to the CEO), an independent animation studio, and Functional CFO at Disney Interactive Media (reporting directly to the President and the Divisional CFO).

Prior to Disney Interactive Media, served as the segment planner for the Disney Interactive Media Group (DIMG) and as the head of revenue operations for Disney, ESPN, and ABC.

Launched career with five years in public accounting at PricewaterhouseCoopers LLP with an emphasis in the financial audit, systems risk management, benefit plan assurance, and revenue optimization practices.

## Bryce Taylor – Advertising Sales Director, Rakuten

Rakuten Marketing: Sales Director

Rakuten is ranked among the world's "Top 10 Most Innovative Companies" according to Forbes and is the 3rd largest e-Commerce company in the world.

Rakuten Display is the only retargeting and display company that bases all aspects of its business around the value of consumer engagement, the performance metric that has the highest correlation with conversions according to comScore. Our proprietary technology eliminates the view-through model, only charging advertisers for conversions by customers who have truly engaged with an ad.

Rakuten Marketing is Driving the Omni Experience. With 10+ global offices, our offerings span from : Display & Retargeting, Affiliate Marketing, Product & Data Feeds (PopShops), SEM, PPC, PLAs, CSEs, YouTube (Search), Rewards Acceleration (Loyalty), & Tracking & Attribution.

Mobile Specialist

Mobile Logic Media / Crush Mobile Media / Fantron Sports

General Manager / KSL Interactive

Deseret Digital Media

**Advisors**

Allen Rosenchine - Advertising Advisor

**Former CEO of Omnicom (formed Omnicom)**

**Chairman Emeritus, BBDO Worldwide**

Allen Rosenshine has been recognized by *Advertising Age* as one of the 100 most influential people in advertising over the past century. In 1986, he spearheaded what *Time* magazine called advertising's "big bang," the creation of Omnicom Group, now the largest and most successful marketing communications companies in the world.

Rosenshine was the first chief executive of Omnicom. In his three years, Omnicom billings grew nearly 30 percent to $6.3 billion by early 1989.

Rosenshine then surprised the industry by bringing Bruce Crawford, his predecessor at BBDO, back to the business to replace him at Omnicom. Rosenshine returned to BBDO, which he had continued to oversee as an Omnicom subsidiary, as chairman and chief creative officer. He explained that unlike the agency business, running a public, finance-oriented holding company was not what he knew or loved.

Rosenshine joined BBDO in 1965 as a copywriter and came up through the creative ranks to become the BBDO New York creative director in 1975. In 1980, he became president of the New York agency and in 1985, he was named chief executive officer of BBDO Worldwide.


Jim Cassidy – Operations Advisor

Former SVP   NASCAR. 19 yrs.
Jim Cassidy is a trusted and respected senior executive with over 25 years of experience in the sports and entertainment industry.  Mr. Cassidy is a forward-thinking leader who consistently gets results by building consensus among divergent audiences and developing logical business solutions.

Mr. Cassidy began his career with NASCAR in 2000 at the grassroots level, steadily climbing the ranks to Senior Vice President and Chief International Officer, reflecting his success in leading expansion of NASCAR to major global markets including Mexico, Canada and Europe.

During his tenure at NASCAR Mr. Cassidy was a key change agent.  He led and worked on teams that radically improved NASCAR's appeal to fans, sponsors and competitors, and ultimately the sport's bottom line. Often, Mr. Cassidy was front and center as NASCAR's official spokesperson explaining new initiatives and how they affect the various stakeholder groups.

Mr. Cassidy's accomplishments at NASCAR positively affected nearly every aspect of the sport and its management including the on-track competition; safety; diversity; financial structure, and the broadcast schedule.

Safety was one of the primary areas of concentration and success for Mr. Cassidy.  He was instrumental in the development and execution of NASCAR's safety initiatives that included implementation of SAFER Barriers where the sport competed and safety improvements to the vehicles.  He was also responsible for creating and managing NASCAR's Concussion Protocol making it a priority for teams and competitors.  Mr. Cassidy's work on the sport's Substance Abuse Policy reassured the competitors, officials and fans that everyone competing and managing the races was of clear mind.

Another area of concentration included advancements between the sanctioning body its many stakeholder groups. Mr. Cassidy was part of the NASCAR executive group that created the Charter System, providing team owners a more predictable, sustainable and valuable team business model by addressing participation, governance and economics. He also was instrumental in the development and introduction of comprehensive communication with drivers, team owners, tracks, and manufacturers.  The improved communications with key stakeholders has led the way to major improvements and harmony in the sport.

Mr. Cassidy also oversaw all areas of Multicultural Development, including driver development, crew member development and other core programs, providing students and young professionals and influencers access to the sport.

Before NASCAR, Cassidy spent eight years with a leading Washington D.C. law firm (Miller, Cassidy, Larroca and Lewin) where he was primarily engaged in assisting its representation of the motorsports industry in a wide range of matters.


## CAPITALIZATION AND OWNERSHIP

### Classes of Securities

Units  111,111

### *Voting Rights.*
At any meeting of the stockholders of the Corporation each holder of Unit shall be entitled to one (1) vote for each share outstanding in the name of such holder on the books of the Corporation on the date fixed for determination of voting rights.  Upon compliance with Delaware law, beneficial owners, rather than the actual Shareholder, may vote the units.

### *Majority Vote.*
A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders.  If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.  The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum unless such presence was only for the sole purpose of objection to notice given.

***Cumulative Voting.***
Each Shareholder entitled to vote for directors has the right to cumulate votes in the election of directors according to Wyoming law, unless the articles provide that there shall be no cumulative voting.

***Proxy Voting Rights.***
At all meeting of Shareholders, a Shareholder may vote by proxy executed in writing or by electronic transmission by the Shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

***Preemptive Rights.***
Unless otherwise determined by the Board of Directors, no stockholder of the Corporation shall have preemptive rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock for the scrip or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

***Restrictions on Sale or Disposition.***
All lawful restrictions on the sale or other disposition of shares may be placed upon all or a portion or portions of the certificates evidencing the Corporation's shares.

***Dividend Rights.***
Dividends may be paid upon the common stock, as and when declared by the board of Directors, out of funds of the Corporation legally available there for. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

***Rights to Receive Liquidation Distributions.***
Upon any liquidation, dissolution and termination of the Corporation, and after payment or setting aside of any amount sufficient to provide for payment in full of all debts and liabilities of, and other claims against the Corporation, the assets shall be distributed pro rata to the holders of the common stock.

Our articles of incorporation and Delaware Law include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As previously described, our articles of incorporation authorize the issuance of preferred stock to prevent any merger, tender offer or other takeover attempt which is deemed to be unwanted and is opposed by our board of directors.

***What it means to be a Minority Holder.***
As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the company, or transactions with related parties.

***Dilution.***
Investors should understand the potential for dilution.  Each Investor's stake in the Company could be diluted due to the Company issuing additional shares.  In the instance that the Company issues more shares, the percentage of the company that you own will decrease, despite a possible increase in the value of your shares; ultimately, you may own a smaller piece of a larger company.  Dilution increases the number of shares outstanding and is generally, but not always, the result of an additional funding round or conversion of certain instruments (convertible notes, preferred shares or warrants into stock.

If we decide to issue more shares, an Investor could experience *value dilution*, with each share being worth less than before, and *control dilution,* with the total percentage an investor owns (and can therefore vote) being less than before.  There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," or, at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or are expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.  Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transferability of Securities**

For a year, the securities that you purchase in this Offering can only be resold:

- in an Initial Public Offering (IPO);

- to the Company;

- to an accredited investor;

- to a member of the family of the purchaser or the equivalent;

- to a trust controlled by the purchaser;

- to a trust created for the benefit of a member of the family of the purchaser or the equivalent; or

- in connection with the death or divorce of the purchaser or other similar circumstance

## Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Unit |
|---|---|
| Amount outstanding | 1,000,000 |
| Voting Rights | Each Unit one vote, and is entitled to participate on a prorata basis on all dividends, distributions, unit splits, and unit dividends |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | 1,000,000 units pre-offering. 1,111,111 units if target is reached. 1,198,148 is maximum is reached. |
| Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities) | 100% |

*Valuation.*
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $2,700,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

## Ownership

A majority of the Company is owned by one person, John Senew.

Below the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| NAME | UNITS OWNED PRIOR TO OFFERING | PERCENTGE OWNED PRIOR TO OFFERING |
|---|---|---|
| John Senew | 902,500 Unites | 90% |

Following the Offering, the Purchasers will own approximately 10% if the Maximum Amount is raised.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.**

**Operations**

Management intends to use the proceeds of the offering to develop its business operations and begin active sales and marketing.

**Liquidity and Capital Resources**

The Offering proceeds are important to our operations. We are dependent upon the Offering proceeds. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the payment of salaries and fees associated with management, marketing and further software development. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company intends to make material capital expenditures in the future, the basis of which may not be known at this time.

**Material Changes and Other Information Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 198,148 of Units for up to $535,000.00.   The Company is attempting to raise a target amount of $300,000.00 in this Offering (the "Target Amount").   The Company must receive commitments from investors in an amount totaling the Target Amount by February 28, 2019 (the "Offering Deadline") in order to receive any funds.   If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions.   The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.   The Company will notify Purchasers when the Target Amount has been reached.   If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers.   If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments.   If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.   If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company, and the Purchaser will receive the Securities in exchange for his or her investment.  Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all, or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price per share was determined by management after consultation with experienced business advisors on its Board of Advisors, accounting firm and financial consultants. The minimum amount that a Purchaser may invest in the Offering is $30,000.00.

The Offering is being made through FundMe.com, the Intermediary. The following two (2) fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees.*
5% of the amount raised.

*Stock, Warrants and Other Compensation.*
2% of issued securities.

*Transfer Agent and Registrar.*
The transfer agent and registrar for the Securities will be determined by agreement of the Issuer and the Intermediary.

*Anti-Takeover Effects of Delaware Law and the Company's Organizational Documents.*
Our organizational documents contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board the power to discourage acquisitions that some shareholders may favor.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one (1) year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC, or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brotherinlaw, and includes adoptive relationships.  Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

**TAX MATTERS**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND FINANCIAL ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE.  ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.  EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.  FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**Each potential purchaser should consult his or her own tax advisor concerning the possible impact of state taxes.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons.  Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

law or regulation governing the transfer of digital currency units between two related entities.

## OTHER INFORMATION

### Bad Actor Disclosure

None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

John Senew
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

John Senew
(Name)

CEO
(Title)

1/3/19
(Date)